Exhibit 99.1
CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-113797 on Form S-8 of our report relating to the financial statements of Semiconductor Manufacturing International Corporation and the management’s assessment of the effectiveness of the internal control over financial reporting dated March 29, 2007, appearing in this Annual Report on Form-20-F of Semiconductor Manufacturing International Corporation for the year ended December 31, 2006.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountant
Hong Kong
June 29, 2007